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                       April 28, 2022

       Marc Angell
       Chief Executive Officer, Director and Principal Financial Officer The Marquie Group, Inc.
       7901 4th Street North
       Suite 4000
       St. Petersburgh, FL 33702

                                                        Re: Marquie Group, Inc.
                                                            Form 10-K for the
fiscal year ended May 31, 2021
                                                            File No. 000-54163

       Dear Mr. Angell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology